1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

August 18, 2009

VIA EDGAR

Brion Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds
File Nos. 033-12113, 811-05028

Dear Mr. Thompson:

In a July 21, 2009 telephone conversation with me, you communicated the Securities and Exchange Commission staff’s (the “Staff”) comments on Post-Effective Amendment No. 156 (“Amend. No. 156”) to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PIMCO Funds (the “Registrant”), as filed on June 5, 2009, to register Institutional Class, Class P, Administrative Class, Class D, Class A and Class C shares of the PIMCO Real Income 2019 and PIMCO Real Income 2029 Funds, each a new series of the Registrant. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectuses

Comment 1:    In the “Principal Risks” section of the “Fund Summary” section, each Fund identifies its principal risks in bullet point format with cross references to summary descriptions in the “Summary of Principal Risks” section. However, Item 2(c)(1) of Form N-1A calls for a “narrative” risk disclosure. Therefore, it is the view of the Staff that the Principal Risks section of the Fund Summary should be expanded to include a more narrative description and summary of the principal risks, rather than a bullet point identification of those risks.

Response:    Previously, the Staff has given this comment to the Registrant’s Post-Effective Amendment No. 117, as filed on May 27, 2005 and the Registrant’s Post-Effective Amendment No. 148, as filed on January 2, 2009, each with respect to other series of the Registrant. The

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Brion Thompson August 18, 2009 Page 2

Registrant’s response, set forth below, is substantively similar to its response provided to the comments on Post-Effective Amendment Nos. 117 and 148.1

The Registrant has been using the bullet-point risk disclosure in all of their combined and stand-alone prospectuses since 1999. See, e.g., Letter from Keith T. Robinson to Keith Gregory, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 45, at 6 (July 23, 1999). General Instruction C(1)(a) of Form N-1A provides: “The requirements of Form N-1A are intended to promote effective communication between the Fund and prospective investors. A Fund’s prospectus should clearly disclose the fundamental characteristics and investment risks of the Fund, using concise, straightforward, and easy to understand language. A Fund should use document design techniques that promote effective communication.”

The Registrant believes that the bullet-point approach used in the “Principal Risks” section clearly and effectively identifies the Fund’s principal risks and is consistent with the intent of Form N-1A, as evidenced in General Instruction C(1)(a). The bullet-points concisely identify for shareholders the types of risks that affect an investment in the Fund and make it easy for shareholders to find the more detailed descriptions of those risks and to compare the principal risks of the Registrant’s various series at a glance. Further, this approach avoids the over-simplification of risk descriptions that may arise if the Registrant were to attempt to squeeze risk descriptions within the Fund Summary.

Comment 2:    The Staff notes that the risk that an investor may lose money on an investment in a Fund is a principal risk of each Fund and should be noted in the “Principal Risks” section of the “Fund Summary.”

Response:    Comment accepted.

Statement of Additional Information

Comment 3:    The Staff notes that Item 11(f)(2) of Form N-1A requires the Registrant to describe and provide certain information regarding any on-going arrangements to make available information about the Funds’ portfolio securities to any person, including the identity of the

[1]

See Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 117 (July 26, 2005); Letter from Christopher S. Ha to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 148 (Mar. 18, 2009).

Brion Thompson August 18, 2009 Page 3

persons who receive information pursuant to such arrangements. The “Disclosure of Portfolio Holdings” section of the statement of additional information should meet the requirements of Item 11(f)(2).

Response:    Comment accepted. The Registrant believes that the “Disclosure of Portfolio Holdings” section of the Statement of Additional Information discloses the Registrant’s on-going arrangements to make available information about the Fund’s portfolio securities to any person.

*        *        *

In addition to these comments, you requested that the Registrant make certain representations concerning Amend. No. 156 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3448 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/    Matthew V. Curtin

Matthew V. Curtin

Cc:	J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

August 18, 2009

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)
(File Nos. 033-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 156 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on June 5, 2009 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Matthew V. Curtin at (202) 261-3448 or Brendan C. Fox at (202) 261-3381 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/    Peter G. Strelow

Peter G. Strelow

Vice President

cc:	Brendan C. Fox
Adam T. Teufel
J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng